(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-20828 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-20828 CUSIP NUMBER 23627710

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

DANKA BUSINESS SYSTEMS PLC

Full Name of Registrant

N/A

Former Name if Applicable

11101 Roosevelt Boulevard

Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida 33716

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Danka Business Systems PLC (“Danka”, the “Company” or “we” or “us”) is currently finalizing its financial statements and related disclosures for inclusion in its Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 31, 2005. Although we have dedicated significant resources to the completion of this process and have made substantial progress, there have been delays in completing our Form 10-K filing, primarily attributable to certain adjustments made to our financial statements and related disclosures. Because of these delays, Ernst & Young LLP, our independent registered certified public accountants, is also currently unable to provide its report on our financial statements. As a result, we were not able to complete and file our Form 10-K by the prescribed filing date without unreasonable effort and expense. We are filing our Form 10-K concurrently with this report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith Nelsen (Name)	(727) (Area Code)	622-6003 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the Company’s anticipated financial results for the fiscal year ended March 31, 2005 and the anticipated filing date of the Company’s Form 10-K, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.

Danka Business Systems PLC

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2005	By	/s/ Todd L. Mavis
Todd L. Mavis Chief Executive Officer